January 18, 2008

Mail Stop 7010

By U.S. Mail and facsimile to (847) 646-2753

Irene B. Rosenfeld
Chief Executive Officer
Kraft Foods, Inc.
Three Lakes Drive
Northfield, Illinois 60093

> **Re:** **Kraft Foods, Inc.**
> **Definitive Proxy Statement on Schedule 14A**
> **Filed March 13, 2007**
> **File No. 001-16483**

Dear Ms. Rosenfeld:

We have completed our review of your executive compensation and related disclosure, and we have no further comments at this time.

Please note that the company is responsible for the adequacy and accuracy of the disclosure in its filing. We are not approving any proposed disclosure you may have included in your response letter or any disclosure you include in your future filings in response to our comments.

If you have any further questions regarding our review of your filing, please call me at (202) 551-3687.

Sincerely,

Carmen Moncada-Terry
Attorney Advisor